[LETTERHEAD]



August 15, 1997


Circon Corporation
6500 Holister Avenue
Santa Barbara, CA 93117-3019


Attention:  Mr. Richard A. Auhll
            Chairman, President and Chief Executive Officer


Ladies and Gentlemen:

We understand that USS Acquisition Corp., a wholly owned subsidiary of United States Surgical Corporation (together, "U.S. Surgical"), has commenced a tender offer (the "Revised U.S. Surgical Tender Offer") to acquire all of the outstanding shares of common stock (the "Shares") of Circon Corporation ("Circon" or the "Company") for $16.50 net per share in cash, as more fully described in U.S. Surgical's Schedule 14D-1 and related Offer to Purchase dated August 5, 1997 (collectively, the "Revised U.S. Surgical Tender Offer Documents"). We understand that Circon plans to file its Schedule 14D-9 in response to the Revised U.S. Surgical Tender Offer on or about August 18, 1997 in substantially the form which has been furnished to us.

You have asked for our opinion as to whether the consideration to be offered for the Shares pursuant to the Revised U.S. Surgical Tender Offer is adequate, from a financial point of view, to the shareholders of Circon (excluding U.S. Surgical and its affiliates).

In the course of performing our review and analyses for rendering this opinion, we have:

     1. reviewed the Revised U.S. Surgical Tender Offer Documents and Circon's Schedule 14D-9 in substantially the form expected to be filed on or about August 18, 1997;

     2. reviewed Circon's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1993 through 1996, and its Quarterly Reports on Form 10-Q for the periods ended March 31, 1997 and ended June 30, 1997;

     3. reviewed certain operating and financial information, including revised projections, provided to us by management relating to Circon's businesses and prospects;

     4. met with certain members of Circon's senior management to discuss the Company's operations, historical financial performance (including, among other things, the factors

Circon Corporation
August 15, 1997
Page 2


         underlying the Company's financial performance during the past seven quarters), financial condition and future prospects;

     5. reviewed the historical prices, valuation multiples and trading volume of the Shares;

     6. reviewed the terms of selected precedent mergers and acquisitions of companies which we deemed generally comparable to Circon;

     7. performed discounted cash flow analyses on the revised projections furnished to us by Circon;

     8. reviewed publicly available financial data, stock market performance data and valuation multiples of companies which we deemed generally comparable to Circon;

     9. considered that (a) U.S. Surgical had made several previous tender offers for the Shares wherein the cash consideration offered was higher than the $16.50 per Share being offered pursuant to the Revised U.S. Surgical Tender Offer and (b) various strategic acquirors and/or strategic investors had approached Bear Stearns and/or the Company on an unsolicited basis during the past year and expressed an interest in discussing a potential acquisition or other extraordinary transaction if the Board of Directors of the Company were to determine to alter its strategic plans and pursue such alternatives, although no specific values for the Company were discussed; and

    10. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us by Circon. With respect to Circon's revised projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Circon as to the Company's expected future performance. We have not assumed any responsibility for the information or revised projections provided to us and we have further relied upon the assurances of the senior management of Circon that it is unaware of any facts that would make the information or revised projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed, nor have we been furnished with, any independent appraisal of the assets or liabilities of Circon. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

We have been advised by the Company that its Board of Directors has determined that the present is not a propitious time to sell the Company because of the Board's view that the near term operating performance of the Company will improve significantly. We express no opinion as to the Board's determination in this regard and this opinion should not be construed as any expression of views as to the future operating performance of the Company or market prices of the Shares. Our opinion as to the adequacy, from a financial point of view, of the consideration offered in the Revised U.S. Surgical Tender Offer is based in large part upon our views as to the consideration that might be paid by a willing strategic buyer for the entire Company in a negotiated transaction based upon the synergies and cost savings that might be achieved by such a transaction and other relevant considerations.

Circon Corporation
August 15, 1997
Page 3


It is understood that this letter is for the information of the Board of Directors of the Company and does not constitute a recommendation to any holder of Shares as to whether to tender Shares pursuant to the Revised U.S. Surgical Tender Offer. This letter may not be used for any other purpose, or be reproduced, disseminated, quoted or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in the Schedule 14D-9 to be distributed to the holders of the Shares in connection with the Revised U.S. Surgical Tender Offer.

Based on the foregoing, it is our opinion that the consideration to be offered for the Shares pursuant to the Revised U.S. Surgical Tender Offer is inadequate, from a financial point of view, to the shareholders of Circon (excluding U.S. Surgical and its affiliates).


Very truly yours,


BEAR, STEARNS & CO. INC.


By: /s/
   ---------------------------------
      Senior Managing Director